Contact:       Cynthia M. Ciangio
               (215) 963-6306

For Release:        Immediately
                    April 20, 1995

BELL ATLANTIC ANNOUNCES 8.8 PERCENT INCREASE
IN FIRST QUARTER '95 EPS,  ADJUSTED FOR SPECIAL CHARGES

Strong Gains from Operating Units


PHILADELPHIA, April 20, 1995 -- Bell Atlantic Corporation (NYSE: BEL) today reported 1995 first-quarter earnings of $.95 per share, an increase of 6.7 percent compared with $.89 per share for the first quarter of 1994. Reported net income was $414.5 million, 6.5 percent higher than net income of $389.2 million for the same period in 1994.

After adjusting for certain items, earnings per share in the first quarter of 1995 were $.99, an increase of 8.8 percent, versus $.91 in the first quarter of 1994; net income for the first quarter of 1995 was $434.1 million, an increase of 9.6 percent over $395.9 million in the first quarter of 1994. The adjustments included a charge of $.04 per share in the first quarter of 1995 for the impact of the devaluation of the peso on Bell Atlantic's estimated share of the dollar-denominated debt of Grupo
Iusacell, Mexico's largest independent cellular provider, as well as an extraordinary charge of $.02 per share for early extinguishment of debt in the first quarter of 1994.

Bell Atlantic's strong earnings growth resulted from a solid increase in operating income of 12.3 percent as well as cash flow (EBITDA) growth of
9.5 percent, excluding the impact of substantially discontinued non-strategic businesses, compared with the first quarter of 1994.

"Our financial results for the first quarter of 1995 indicate that we are on target to achieve our financial goals for the year," said Bell Atlantic Chairman and Chief Executive Officer Raymond W. Smith. "In addition to this strong performance, we accomplished a number of key initiatives this quarter. For example, with NYNEX, we signed an agreement to invest in CAI Wireless Systems, Inc., which holds exciting possibilities to speed our early market entry into video programming distribution; and Howard Stringer, former president of the CBS Broadcast Group, joined us as head of our multi-media joint venture. Despite continuing difficult economic conditions in Mexico, we remain confident in the long-term potential of our investment in Grupo Iusacell."

Bell Atlantic's total operating revenues for the first quarter of 1995 were $3.45 billion, compared with $3.42 billion for the first quarter of 1994. Excluding the estimated positive impact of severe winter storms on results for the first quarter of 1994 and adjusting for substantially discontinued non-strategic businesses, revenues from continuing operations grew by 4.8 percent. This revenue growth includes the impact of certain federal and state regulatory rate reductions recognized in the first quarter of 1995. Access line growth of 2.9 percent included Centrex growth of 8.3 percent and very rapid growth in market acceptance of ISDN with more than 100,000 lines in service at the end of the quarter. Growth in reported minutes of use remains solid at 6.8 percent compared with the first quarter of 1994, which included storm-related calling volumes.

Bell Atlantic's total operating expenses for the first quarter of 1995 were $2.62 billion, a decrease of 2 percent compared with $2.67 billion in 1994.

Adjusted for the expense effect of substantially discontinued businesses and the estimated costs associated with the effects of unusually severe weather during the first quarter of last year, operating expenses in the first quarter of 1995 increased approximately 2.2 percent. These results primarily were driven by reductions in employee costs and other on-going cost reduction programs. The company continues to pursue aggressively a number of cost-reduction initiatives.

Cellular results reflected continued robust subscriber growth with 152,600 subscribers added in the first quarter of 1995, compared with 109,400 added in the same quarter of 1994, and an annualized growth rate of 56.2 percent. The company's continuing high subscriber growth rate and increased penetration of the lower-usage consumer market were the primary contributors to an 11 percent decline in average monthly revenue per subscriber. Revenue growth, adjusted for the May 1, 1994, restructuring of the NYSMSA partnership with NYNEX, was
35.3 percent for the quarter.

"In addition to the strong performance registered by Bell Atlantic Mobile this quarter," said Smith, "we also are pleased with our PCS PrimeCo partnership's success in winning licenses for 11 major markets in the FCC's broadband PCS spectrum auctions. Together with our partners, we have added more than 57 million POPs to the partners' combined existing base of nearly 110 million cellular POPs, providing further evidence of our commitment to be a market leader in the national wireless arena."

Bell Atlantic Corporation is at the forefront of the new communications, entertainment, and information industry. The Philadelphia-based company provides a full array of local telecommunications services throughout the mid-Atlantic region and is one of the nation's largest cellular carriers. Bell Atlantic is a partner in national alliances that will offer wireless communications, as well as video and interactive programming. Bell Atlantic also has substantial holdings and operations in international markets and provides services for customer-based information technology.


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

BELL ATLANTIC CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Income (unaudited)
(In millions, except per-share amounts)

                                   Three months ended
                                        March 31
                                   1995*          1994
Operating Revenues
   Transport Services
      Local service               $1,081.3       $1,062.3
      Network acces                  820.9          803.9
      Toll service                   367.0          411.3
   Ancillary Services
      Directory advertising          275.7          267.6
      Other                          125.4           94.0
   Value-Added Services              326.7          308.0
   Wireless Services                 291.5          236.7
   Other Services                    161.1          235.8
     Total Operating Revenues      3,449.7        3,419.6

Operating Expenses
   Employee costs, including benefits
          and taxes                1,034.2        1,047.9
   Depreciation and amortization     667.7          648.6
   Other                             916.3          974.3
     Total Operating Expenses      2,618.2        2,670.8

Operating Income                     831.5          748.8
Equity in income (loss) of affiliates (6.7)          21.9
Other income (expense), net            1.1           (8.1)
Interest expense                     138.9          143.5
Income before provision for income
   taxes and extraordinary item      687.0          619.1
Provision for income taxes           272.5          223.2
Income before extraordinary item     414.5          395.9
Extraordinary item:
   Early extinguishment of debt,
     net of tax                        --            (6.7)

Net Income                      $    414.5          389.2

*Effective 8/1/94, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

BELL ATLANTIC CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Income (unaudited) - continued (In millions, except per-share amounts)
                                        Three months ended
                                             March 31
                                        1995*          1994

Per Common Share Amounts
   Income before extraordinary item      $.95           $.91
   Extraordinary item                     --            (.02)
   Net Income                            $.95           $.89
Dividends declared per
   common share                          $.70           $.69
Weighted average number of
   common and equivalent
   shares outstanding                   437.4          437.3

Other Selected Data
                                                March 31
                                           1995          1994
Return on Average Common Equity
               Three months ended          26.6%          18.5%
Total Assets (millions)               $24,312.2      $29,452.6
Total Employees                        72,000         73,700

*Effective August 1, 1994, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

BELL ATLANTIC CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)
                                      Three Months Ended March 31,
                                         1995                1994

Cash Flows from Operating Activities
   Net income                         $  414.5              $389.2
   Depreciation and amortization         667.7               648.6
   Extraordinary item                      --                  6.7
   Other, net                            (45.1)             (380.7)
Net Cash Provided by Operating
   Activities                          1,037.1               663.8
Net Cash Used in Investing
   Activities                           (952.1)             (361.2)
Net Cash Used in Financing
   Activities                           (169.3)             (193.3)
Increase (Decrease) in Cash and
   Cash Equivalents                      (84.3)              109.3
Cash and Cash Equivalents,
   Beginning of Period                   142.9               146.1
Cash and Cash Equivalents,
   End of Period                      $   58.6           $   255.4

BELL ATLANTIC CELLULAR OPERATIONS
Selected Operating Statistics and Financial Data (unaudited)
(In thousands, except percentages and data per subscriber)

                                   Three months ended March 31
                                                  Normalized
                                1995      1994 % Change  % Change
Selected Operating Data
Owned Pops(1)                  35,590    34,841    2
Controlled MSA Pops(1)         32,779    32,519    1
Controlled RSA Pops(1)          4,192     3,652   15
Controlled
     Penetration(1)(2)           4.95%     3.18%  56
Controlled Subscribers(3        1,828.7 1,148.5   59     56
Subscribers(4)                  1,631.9 1,063.5   53
Churn                            1.59%    1.43%   11
Rev. per Subscriber
     per Month(5)               $  62   $  71    (13)   (11)
Acquisition Cost
     per Gross Add(6)           $218    $ 236     (7)   ( 9)

Selected Financial Data
Revenue(7)                   $287,234  $233,242   23     35
Operating Income(8)          $ 34,132  $ 20,545   66     15
Operating
     Cash Flow(9)(10)        $ 72,853  $ 51,685   41     20
Operating
     Cash Flow Margin(11)     32.42%    27.45%    18   ( 9)

Explanation of Normalization Adjustments:
     On May 1, 1994, the NYSMSA Partnership ("the Partnership") between Bell Atlantic Mobile and NYNEX Mobile was restructured to include both companies' reseller operations. Prior to restructuring, the Partnership provided wholesale services only, and both companies separately provided reseller services throughout the Partnership's operating territory. 1994 data and statistics, in the above table, include Bell Atlantic's Northern New Jersey reseller operations. Normalized 1994 data and statistics, indicated in the "Normalized Percent Change" column in the above table and described in the footnotes below, exclude Bell Atlantic Mobile's Northern New Jersey reseller operations. Bell Atlantic owns a 36 percent interest in the Partnership and reports results "below the line" as equity income in unconsolidated subsidiaries.

Footnotes:
(1) 1995 and 1994 Controlled MSA POPs include approximately five million Northern New Jersey POPs managed by Bell Atlantic Mobile pursuant to the restructured NYSMSA partnership as described above.
(2) Controlled penetration is calculated using controlled subscribers (including those managed by Bell Atlantic pursuant to the restructured NYSMSA partnership) divided by total controlled POPs.
(3) Controlled Subscribers for 1995 and 1994, included in the above table, include all Northern New Jersey subscribers that are managed by Bell Atlantic, but are part of the NYSMSA partnership as described above. Excluding customers previously managed by NYNEX, the normalized 1995 subscribers and growth rate would have been 1,793.7 and 56 percent, respectively.
(4) Subscribers for 1995 and 1994 exclude all Northern New Jersey subscribers that are managed by Bell Atlantic, but are part of the NYSMSA partnership as described above. Penetration excluding the Northern New Jersey POPs and subscribers is 5.12 percent and 3.42 percent for 1995 and 1994, respectively.
(5)  1994 normalized revenue per subscriber is $70.
(6)Acquisition costs include commission expense and net margin on sale of customer equipment. 1994 normalized acquisition cost per gross add is $240.
(7) Revenue includes service revenues, incollect, outcollect, and equipment revenue, but excludes paging revenue. 1994 normalized revenue is $212,254.
(8)  1994 normalized Operating Income is $29,574.
(9) Operating Cash Flow equals Operating Income plus depreciation and amortization.
(10)  1994 normalized Operating Cash Flow is $60,572.
(11) Operating Cash Flow Margin uses revenues which consist primarily of service revenues, outcollect revenue, and net margin on customer equipment sales. 1994 normalized Operating Cash Flow Margin is
35.47 percent.


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